Exhibit 99.2

TOP WIN INTERNATIONAL LIMITED
(Incorporated in the Cayman Islands with limited liability)
33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING
to be held on August 5, 2025 Eastern Time

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (“Meeting”) of Top Win International Limited (Nasdaq: SORA) (the “Company”) will be held via live webcast and conducted only in a virtual meeting format, on August 5, 2025 at 9.30 a.m., Eastern time (August 5, 2025 at 9.30 p.m., Hong Kong Time) for the purpose of considering and voting upon the following proposals:

Proposal No. 1: As a special resolution, subject to Proposal 2 being passed, to change the name of the Company from “Top Win International Limited” to “AsiaStrategy” and to authorise any one director, registered office provider or company secretary of the Company to do all such acts and things and execute all such documents to effect the same, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

Proposal No. 2: As a special resolution, subject to Proposal 1 being passed, to amend and restate the amended and restated memorandum and articles of association adopted by a special resolution of the Company passed on 20 November 2024 (the “Current M&A”) and to adopt a second amended and restated memorandum and articles of association of the Company, in the form attached as Exhibit A to the accompanying Proxy Statement, in substitution for and in replacement of the Current M&A, and to authorise any one director, registered office provider or company secretary of the Company to do all such acts and things and execute all such documents to effect the same, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

To attend the live webcast, please register in advance at <https://meeting.vstocktransfer.com/TOPWINAUG25>. A Zoom account is required to register.

Capitalized terms used but not defined in this Notice of Extraordinary General Meeting shall have the same meaning as defined in the accompanying Proxy Statement.

The board of directors of the Company has fixed the close of business on July 1, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof.

The full text of each resolution to be voted upon at the Meeting pursuant to Proposals 1 to 2 above is set forth in the Proxy Statement. The Proxy Statement is also available for viewing at <https://ts.vstocktransfer.com/irhlogin/TOPWIN>. Holders of record of the Company’s Ordinary Shares at the close of business on the Record Date are entitled to vote at the Meeting and any adjourned or postponed meeting thereof.

If you are a registered shareholder holding your shares in the records of our transfer agent, Vstock Transfer, LLC: Voting on the proposals must comply with the instructions set out in the form of proxy provided by VStock.

If you are a beneficial owner of shares held through a broker-dealer, bank, fiduciary or custodian, or held in “street name”: Voting on the proposals must comply with the instructions provided by the intermediary through which you hold your shares. Contact your broker-dealer, bank, fiduciary or custodian for instructions on how to vote on the proposals.

Your vote is important. The Meeting will only be held in virtual format. You are urged to complete, sign, date and return the accompanying Proxy Form as promptly as possible. We must receive the Proxy Form no later than 48 hours before the time of the Meeting to ensure your vote is represented at such meeting, or such earlier time stipulated by the intermediary through which you hold your shares.

Shareholders may obtain a copy of the Company’s 2024 annual report, free of charge, from <https://ts.vstocktransfer.com/irhlogin/TOPWIN>, or by contacting the Company at 33/F Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong, attention: Investor Relations, telephone: +852 2815 7988, email: info@topw.com.hk.

Date: July 3, 2025
/s/ Kwan, NGAI
Name:	Kwan, NGAI
Title:	Director and Chief Executive Officer